FORM 6-K
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                        REPORT OF FOREIGN PRIVATE ISSUER

                        PURSUANT TO RULE 13A-16 OR 15D-16
                     OF THE SECURITIES EXCHANGE ACT OF 1934

                        COMMISSION FILE NUMBER 333-83166



For the month of June 2004

                            GROHE Aktiengesellschaft
                     Hauptstrasse 137, 58675 Hemer, Germany

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F

                         Form 20-F |X|   Form 40-F |_|


Indicate by check mark whether the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)

                               Yes |_|    No |X|

Indicate by check mark whether the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7)

                               Yes |_|    No |X|

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                               Yes |_|    No |X|

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                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                                     GROHE Aktiengesellschaft
                                                             (Registrant)


08 June 2004                                By: /s/ Michael Grimm
                                                ---------------------------
                                            Name:   Michael Grimm
                                            Title:  Chief Financial Officer


08 June 2004                                By: /s/ Heiner Henke
                                                ---------------------------
                                            Name:   Heiner Henke
                                            Title:  Principal Accounting Officer

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GROHE AKTIENGESELLSCHAFT, HEMER


The management ("Management") of GROHE Aktiengesellschaft ("Grohe") has learned that on June 1 an offer was made to purchase all of the outstanding 11.5% Senior Notes due 2010 ("Notes") of Grohe. Management understands that this offer was made in connection with the acquisition of Grohe by the investor consortium led by Texas Pacific Group and Credit Suisse First Boston Private Equity and that the terms of the offer are described in an offer document dated as of June 1. Grohe has no objection to the acceptance by holders of the Notes of the offer as described in that document.